Exhibit (n)

Form of

WESTCORE TRUST

(the “Trust”)

PLAN PURSUANT TO RULE 18f-3 FOR OPERATION OF

A MULTI-CLASS SYSTEM

Authorized:  August 21, 2007

I. INTRODUCTION

                        On February 23, 1995, the Securities and Exchange Commission (the “Commission”) promulgated Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), which permits the creation and operation of a multi-class distribution structure without the need to obtain an exemptive order under Section 18 of the 1940 Act.  Rule 18f-3, which became effective on April 3, 1995, requires an investment company to file with the Commission a written plan specifying all of the differences among the classes, including the various services offered to shareholders, the different distribution arrangements for each class, the methods for allocating expenses relating to those differences and any conversion features or exchange privileges.  From October 11, 1993 to September 30, 1995, the Trust operated a multi-class distribution structure pursuant to an exemptive order granted by the Commission on June 22, 1993.  The Trust discontinued this multi-class distribution structure and reverted to a single class distribution structure on October 1, 1995.    The plan pursuant to Rule 18f-3 (“Plan”) for operation of a multi-class system presented herewith would be applicable to each investment portfolio (each, a “Fund”) of the Trust.  Unless otherwise determined by the Board, each future Fund will have the right to issue multiple classes of shares in accordance with this Plan.

                                                   II. ATTRIBUTES OF CLASSES

A.                 Generally

                        Equity Funds

                        The Trust may offer two classes of shares – Retail Shares and Institutional Shares -- in the funds listed on Schedule A and designated as “Equity Funds” (each an “Equity Fund” and collectively, the “Equity Funds”).    The Trust may offer Institutional Class Shares in any Equity Fund commencing upon such date as may be determined by the Trust.

                        Fixed Income Funds

                        The Trust initially may offer two classes of shares – Retail Shares and Institutional Shares -- in the funds listed on Schedule A and designated as “Fixed-Income Funds” Funds” (each a “Fixed Income Fund” and collectively, the “Fixed Income Funds”, and collectively with the Equity Funds, each a “Fund” and collectively, the “Funds”).  The Trust may offer Institutional Shares in any Fixed Income Fund commencing upon such date or dates as may be determined by the Trust.

            In general, shares of each class shall be identical except for different expense variables (which will result in different returns for each class) and certain related rights.  More particularly, the Retail Shares and the Institutional Shares of each Fund shall represent interests in the same portfolio of investments of the particular Fund, and shall be identical in all respects, except for: (a) the impact of (i) the shareholder servicing reimbursement which is paid to Denver Investment Advisors LLC for a portion of the distribution, administrative or shareholder retention services it pays to financial intermediaries servicing Retail class shareholders through omnibus accounts pursuant to the Co-Administration Agreement between the Trust and Denver Investment Advisors LLC, as amended from time to time, and (iii) any other incremental expenses identified from time to time that should be properly allocated to one class so long as any changes in expense allocations are reviewed and approved by a vote of the Trust’s Board of Trustees, including a majority of the independent Trustees; (b) the fact that the Retail Shares and Institutional Shares shall vote separately on any matter submitted to holders of the Retail Shares or the Institutional Shares that pertains exclusively to the class expenses borne by that class, respectively; (c) investment minimums for such class, (d) offerees of such class, (e) the exchange privileges of such class; and (f) the designation of each class of shares.

B.                 Distribution Arrangements, Expenses and Sales Charges

                                    Retail Shares

                                    Retail Shares of the Funds shall be offered to the general public. The primary distribution channels will continue to be direct with the Fund’s transfer agent or through financial intermediary platforms which offer Retail Shares at no-transaction fees to investors and their advisors.

                                    Institutional Shares

                                    Institutional Shares shall be offered directly to investors meeting the investment requirements and through financial intermediaries including, but not limited to, broker-dealers, retirement plans, bank trust departments, and financial advisers who do not require payment from a Fund or its service providers for the provision of distribution, administrative or shareholder retention services, except for networking and/or omnibus account fees. Networking and/or omnibus account fees may be paid by the Funds to financial intermediaries for shares processed through certain securities clearing systems. Investors including, but are not limited to, individuals, corporations, retirement plans, public plans, and foundations/endowments would also be eligible for this share class. The investment minimum are initially set at $500,000, although direct investors and intermediaries would be able to aggregate their client’s purchases in meeting this minimum.  The investment minimum may be reduced or increased from time to time by a vote of the Trust’s Board of Trustees.

C.                 Exchange Privileges

Retail shareholders would be allowed to exchange Retail shares for Institutional shares if they meet the criteria for Institutional Shares. In the event a shareholder account balance within the Institutional Class falls below the minimum due to redemptions, a letter may be sent advising the shareholder to bring the value of the shares held in the account up to the minimum. If action is not taken within a reasonable time period of the written notice, the shares held in the account may be exchanged to the Retail Class.

D.                 Methodology for Allocating Expenses Among Classes

                        Class-specific expenses of a Fund shall be allocated to the specific class of shares of that Fund.  Non-class-specific expenses of a Fund shall be allocated in accordance with Rule 18f-3(c) under the 1940 Act.

Rule 18f-3 Plan

SCHEDULE A

Authorized:  August 21, 2007

Equity Funds	Class(es)
Westcore MIDCO Growth Fund	Retail, Institutional
Westcore Growth Fund	Retail, Institutional
Westcore Select Fund	Retail
Westcore International Frontier Fund	Retail
Westcore Blue Chip Fund	Retail, Institutional
Westcore Mid-Cap Value Fund	Retail
Westcore Small-Cap Value Fund	Retail, Institutional
Westcore Small-Cap Opportunity Fund	Retail, Institutional

Fixed Income Funds	Class(es)
Westcore Flexible Income Fund	Retail, Institutional
Westcore Plus Bond Fund	Retail, Institutional
Westcore Colorado Tax-Exempt Fund	Retail